UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A/A
(Amendment No. 3)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Sovereign Bancorp, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	23-2453088
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

1500 Market Street
Philadelphia, Pennsylvania	19102
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:☐
Securities Act registration statement file number to which this form relates:
Not Applicable
(If applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock, no par value	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
     The Board of Directors of Sovereign Bancorp, Inc. (“Sovereign”) has approved an amendment to Sovereign’s existing Shareholder Rights Plan to extend the final expiration date on which the Rights are exercisable until June 30, 2011. As a result of the amendment, Sovereign and Mellon Investor Services LLC (“Mellon”), as Rights Agent, have executed a Second Amendment to Second Amended and Restated Rights Agreement, dated as of June 29, 2007, which amends the Second Amended and Restated Rights Agreement, dated as of January 19, 2005, as amended on October 24, 2005, which amends and restates the Rights Agreement, dated September 19, 1989, as previously amended and restated (collectively, the “Shareholder Rights Plan”). This Amendment No. 3 on Form 8-A/A amends and restates Items 1 and 2 of Sovereign’s Form 8-A/A No. 2 (File No. 001-16581) filed on October 28, 2005 with respect to its common stock, no par value, to reflect the amendments to Sovereign’s Shareholder Rights Plan.
Item 1. Description of Registrant’s Securities to be Registered
     The authorized capital stock of Sovereign consists of 800,000,000 shares of common stock, no par value, and 7,500,000 shares of authorized preferred stock.
Common Stock
     The holders of Sovereign common stock share ratably in dividends when and if declared by Sovereign’s board of directors from legally available funds. Declaration and payment of cash dividends by Sovereign depends upon dividend payments by Sovereign Bank, which are Sovereign’s primary source of revenue and cash flow. Sovereign is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of Sovereign, and consequently the right of creditors and shareholders of Sovereign, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Sovereign in its capacity as a creditor may be recognized.
     Prior to the issuance of any Sovereign preferred stock which possesses voting rights (see “Preferred Stock” below), the holders of shares of Sovereign common stock will possess exclusive voting rights in Sovereign. Each holder of shares of Sovereign common stock has one vote for each share held on matters upon which shareholders have the right to vote. Sovereign shareholders cannot cumulate votes in the election of directors.
     The holders of Sovereign common stock have no preemptive rights to acquire any additional shares of Sovereign. In addition, Sovereign common stock is not subject to redemption.
     Sovereign’s articles of incorporation authorize the Sovereign board of directors to issue authorized shares of Sovereign common stock without shareholder approval. Sovereign common stock is included for quotation on the New York Stock Exchange. As a result, in order to maintain such inclusion, approval of Sovereign’s shareholders is required for the issuance of additional shares of Sovereign common stock or securities convertible into Sovereign common stock if the issuance of such securities:
•	relates to an acquisition of a company and such securities will have 20% or more of the voting power outstanding before the issuance;

•	relates to an acquisition of a company in which a director, officer or substantial shareholder of Sovereign has a 5% or greater interest and the issuance of such securities could result in an increase in outstanding common stock or voting power of 5% or more;

•	relates to a transaction, other than a public offering, at a price less than the greater of book or market value in which the shares issued will equal 20% or more of the shares of Sovereign common stock or 20% or more of the voting power outstanding before issuance; or

•	would result in a change in control of Sovereign.
     Under New York Stock Exchange rules, shareholders generally must also approve a stock option or other stock-based compensation plan applicable to officers and directors other than a broadly-based plan in which other security holders of Sovereign or employees of Sovereign participate.
     In the event of liquidation, dissolution or winding-up of Sovereign, whether voluntary or involuntary, holders of Sovereign common stock share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefore) and after payment of any liquidation preferences of any outstanding Sovereign preferred stock.

Preferred Stock
     Sovereign’s board of directors is authorized to approve the issuance of Sovereign preferred stock, without any required approval of shareholders. Sovereign’s board determines the rights and limitations on each series of Sovereign preferred stock at the time of issuance. These rights may include rights to participating dividends, voting and convertibility into shares of Sovereign common stock. Shares of Sovereign preferred stock can have dividend, redemption, voting, and liquidation rights taking priority over Sovereign common stock, and may be convertible into Sovereign common stock.
Shareholder Rights Plan
     Sovereign maintains a shareholder rights plan designed to protect shareholders from attempts to acquire control of Sovereign at an inadequate price. Under the shareholder rights plan, each outstanding share of Sovereign common stock has attached to it one right to purchase one-hundredth of a share of junior participating preferred stock at an initial exercise price of $40. The rights are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events occur.
     A holder can exercise the rights to purchase shares of the junior participating preferred stock if a person, group or other entity acquires or commences a tender offer or an exchange offer for 9.9% or more of the total voting power of Sovereign’s securities.
     On October 24, 2005, the Board of Directors of Sovereign and the Rights Agent amended the provisions of the Shareholder Rights Plan to provide that the term “Acquiring Person” shall not include Banco Santander Central Hispano, S.A. (and its affiliates and associates) (collectively, “Santander”), to the extent and only to the extent and only to extent that Santander acquires beneficial ownership of Common Stock in accordance with and as permitted by the terms of the Investment Agreement, dated October 24, 2005, between Sovereign and Santander.
     After the rights become exercisable, the rights (other than rights held by a 9.9% beneficial owner and Santander) generally will entitle the holders to purchase either Sovereign common stock or the common stock of the potential acquiror, in lieu of the junior participating preferred stock, at a substantially reduced price.
     Sovereign can generally redeem the rights at $.001 per right by a majority vote of the members of the Sovereign board of directors at any time prior to the earlier of the tenth business day following a public announcement that a 9.9% position has been acquired. At any time prior to the date the rights become nonredeemable, the Sovereign board of directors can extend the redemption period by a majority vote of the members of the board of directors. The shareholder rights plan expires on June 30, 2011.
Special Charter and Pennsylvania Corporate Law Provisions
     Sovereign’s articles of incorporation and bylaws contain certain provisions which may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for Sovereign common stock, a proxy contest for control of Sovereign, the assumption of control of Sovereign by a holder of a large block of Sovereign common stock and the removal of Sovereign’s management. These provisions:
•	empower the Sovereign board of directors, without shareholder approval, to issue Sovereign preferred stock, the terms of which, including voting power, are set by the Sovereign board of directors;

•	divide the Sovereign board of directors into three classes serving staggered three-year terms;

•	restrict the ability of shareholders to remove directors;

•	require that shares with at least 80% of total voting power approve mergers and other similar transactions with a person or entity holding stock with more than 5% of Sovereign’s voting power, if the transaction is not approved, in advance, by the Sovereign board of directors;

•	prohibit shareholders’ actions without a meeting;

•	require that shares with at least 80%, or in certain instances a majority, of total voting power approve the repeal or amendment of Sovereign’s articles of incorporation;

•	require any person who acquires stock of Sovereign with voting power of 25% or more to offer to purchase for cash all remaining shares of Sovereign voting stock at the highest price paid by such person for shares of Sovereign voting stock during the preceding year;

•	eliminate cumulative voting in elections of directors;

•	require an affirmative vote of at least two-thirds of Sovereign’s total voting power in order for shareholders to repeal or amend Sovereign’s bylaws;

•	require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders; and

•	provide that officers, directors, employees, agents and persons who own 5% or more of the voting securities of any other corporation or other entity that owns 66 2/3% or more of Sovereign’s outstanding voting stock cannot constitute a majority of the members of Sovereign’s board of directors.
     Pennsylvania law also contains certain provisions applicable to Sovereign which may have the effect of impeding a change in control of Sovereign. These provisions, among other things:
•	prohibit for five years, subject to certain exceptions, a “business combination,” which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation’s voting power;

•	expand the factors and groups (including shareholders) which the Sovereign board of directors can consider in determining whether a certain action is in the best interests of the corporation;

•	provide that the Sovereign board of directors need not consider the interests of any particular group as dominant or controlling;

•	provide that Sovereign’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof for actions relating to an acquisition or potential acquisition of control;

•	provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•	provide that the fiduciary duty of Sovereign’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.
     Pennsylvania law explicitly provides that the fiduciary duty of directors does not require directors to:
•	redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•	render inapplicable, or make determinations under, provisions of the Pennsylvania business corporation law, relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•	act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.
     One of the effects of the fiduciary duty statutory provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the Sovereign board of directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.
     Sovereign has opted out of coverage by the “disgorgement,” “control-share acquisition” and “control transaction” statutes included in the Pennsylvania business corporation law. To the extent applicable to a Pennsylvania corporation, the “disgorgement” statute generally requires disgorgement by any person or group who or which has acquired or publicly disclosed an intent to acquire 20% or more of a corporation’s voting power of any profit realized from the sale of any shares acquired within specified time periods of such acquisition or disclosure if the shares are sold within eighteen months thereafter. The “control share acquisition” statute generally prohibits a person or group who or which exceeds certain stock ownership thresholds (20%, 33 1/3% and 50%) for the first time from voting the “control shares” (i.e., the shares owned in excess of the applicable threshold) unless voting rights are restored by a vote of disinterested shareholders. The “control transaction” statute generally requires that, following any acquisition of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from the acquiring person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation. As a result of Sovereign’s opt-out from coverage by these statutes, neither the “disgorgement,” the “control share acquisition” nor the “control transaction” statute would apply to a nonnegotiated attempt to acquire control of Sovereign, although such an attempt would still be subject to the special charter and other provisions described in the preceding paragraphs. Sovereign can reverse this action, and thereby cause the “disgorgement,” “control share acquisition” and “control transaction” statutes to apply to an attempt to acquire control of Sovereign, by means of an amendment to Sovereign’s bylaws, which could be adopted by the board of directors, without shareholder approval.
     The description of Sovereign’s articles of incorporation and bylaws and the description of the Shareholder Rights Plan is qualified in its entirety by reference to the exhibits included hereto, which are incorporated herein by reference.
Item 2. Exhibits.
3.1	Amended and Restated Articles of Incorporation of Sovereign Bancorp, Inc. (Incorporated by reference to Exhibit 3.1 of Sovereign Bancorp’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

3.2	Bylaws of Sovereign Bancorp, Inc., as amended and restated as of June 24, 2004. (Incorporated by reference to Exhibit 3.2 to Sovereign Bancorp’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

4.1	Second Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of January 19, 2005, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.1 of Sovereign Bancorp’s Form 8-K/A No. 3 filed January 24, 2005).

4.2	Amendment to the Rights Agreement (the “Amendment”), dated as of October 24, 2005, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.2 of Sovereign Bancorp’s Form 8-K/A No. 4 filed October 28, 2005).

4.3	Second Amendment to Second Amended and Restated Rights Agreement (the “Second Amendment”), dated as of June 29, 2007, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.3 of Sovereign Bancorp’s Form 8-K/A No. 5 filed June 29, 2007).

4.4	Form of Rights Certificate (Incorporated herein by reference to Exhibit B to the Second Amendment). Pursuant to the Rights Agreement, the Amendment and the Second Amendment, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement).

4.5	Form of Certificate of Common Stock (Incorporated by reference to Exhibit 4.3 of Sovereign Bancorp’s Form 8-A/A No. 1 filed January 24, 2005).
SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SOVEREIGN BANCORP, INC.
(Registrant)

Date: June 29, 2007	By	/s/ Richard Toomey

EXHIBIT INDEX
3.1	Amended and Restated Articles of Incorporation of Sovereign Bancorp, Inc. (Incorporated by reference to Exhibit 3.1 of Sovereign Bancorp’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

3.2	Bylaws of Sovereign Bancorp, Inc., as amended and restated as of June 24, 2004. (Incorporated by reference to Exhibit 3.2 to Sovereign Bancorp’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 ).

4.1	Second Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of January 19, 2005, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.1 of Sovereign Bancorp’s Form 8-K/A No. 3 filed January 24, 2005).

4.2	Amendment to the Rights Agreement (the “Amendment”), dated as of October 24, 2005, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.2 of Sovereign Bancorp’s Form 8-K/A No. 4 filed October 28, 2005).

4.3	Second Amendment to Second Amended and Restated Rights Agreement (the “Second Amendment”), dated as of June 29, 2007, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.3 of Sovereign Bancorp’s Form 8-K/A No. 5 filed June 29, 2007).

4.4	Form of Rights Certificate (Incorporated herein by reference to Exhibit B to the Second Amendment). Pursuant to the Rights Agreement, the Amendment and the Second Amendment, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement).

4.5	Form of Certificate of Common Stock (Incorporated by reference to Exhibit 4.3 of Sovereign Bancorp’s Form 8-A/A No. 1 filed January 24, 2005).